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ANTONIO G. FRAONE antonio.fraone@dechert.com +1 617 728 7141 Direct +1 617 426 6567 Fax

April 22, 2024

Alison T. White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”), SEC File Numbers 033-12289 and 811-05038

Dear Ms. White:

This letter responds to the comments you provided to Victoria Reardon and me in a telephonic discussion on April 12, 2024 with respect to your review of Post-Effective Amendment No. 66 (“PEA No. 66”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) on February 28, 2024. PEA No. 66 pertains to each series of the Registrant (each a “Fund” and collectively the “Funds”) and was filed pursuant to Rule 485(a) under the Securities Act of 1933 in connection with the annual update to the Funds’ registration statement. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: Under the “Clearwater Core Equity Fund – Principal Investment Strategies” section of the prospectus, the Staff notes that the following is disclosed: “AQR’s approach generally invests in large cap U.S. companies, which it generally considers to be those companies with market capitalizations within the range of the Russell 1000® Index at the time of purchase.” Please revise the “Summary Section – Clearwater Core Equity Fund – Principal Investment Strategies” section of the prospectus to reflect the same disclosure.

Response: The Registrant has revised the disclosure accordingly.

2.

Comment: The Staff notes that under the “Summary Section – Clearwater Core Equity Fund – Principal Investment Strategies” section of the prospectus, disclosure relating to the Fund’s change of the tracked benchmark for Parametric’s passively managed sleeve of the portfolio, and the transition period, has been removed while related disclosure remains under the “Summary Section – Clearwater Core Equity Fund – Principal Risks of Investing in the Fund” section within the “Passive Management Risk” disclosure. Please harmonize this disclosure.

Alison T. White Page 2

Response: The Registrant has removed the benchmark change and transition related disclosure from the Fund’s “Passive Management Risk” disclosure.

3.	Comment: Consider adding the S&P 500® Index as an additional benchmark index for the Core Equity Fund.

Response: The Registrant respectfully declines to incorporate this comment. The Registrant acknowledges that Parametric’s sleeve of the Fund is tied to the S&P 500® Index. Nonetheless, CMC compares the performance of the overall portfolio to the Russell 1000® Index. Accordingly, the Registrant believes it is appropriate to include only the Russell 1000® Index in the performance table.

4.

Comment: Under the “Summary Section – Clearwater Tax-Exempt Bond Fund – Principal Investment Strategies” section of the prospectus, consider disclosing more precisely how the Fund’s assets will be allocated between MacKay Shields and Sit.

Response: The Registrant notes that the following disclosure is included under the “Clearwater Tax-Exempt Bond Fund – Principal Investment Strategies” section of the prospectus:

CMC considers a variety of factors in determining the allocation of the Fund’s assets among the subadvisers. The adviser may consider a subadviser’s investment style, performance record, and the characteristics of the Fund’s typical portfolio investments, such as credit quality, sector weightings and yield curve positioning. The allocation among subadvisers will vary over time.

The Registrant further notes that, unlike the other Funds, the Tax-Exempt Bond Fund does not have a sleeve that is managed to seek to track an index. Accordingly, additional specificity is included in the summary sections for those Funds so that investors are informed of the percentage of assets generally managed using an index-tracking strategy. As MacKay Shields and Sit are both active managers, the Registrant does not believe that additional detail is necessary for the Tax-Exempt Bond Fund. The Registrant has, however, added the following to the summary section, consistent with the other Funds:

The allocation among subadvisers will vary over time.

Alison T. White Page 3

5.

Comment: In connection with the “Summary Section – Clearwater International Fund – Principal Risks of Investing in the Fund” section of the prospectus, consider adding disclosure to reflect the recent events in Ukraine and Israel.

Response: The Registrant respectfully acknowledges your comment. However, the Registrant believes that the current disclosure is sufficient and notes that the Fund’s “Market Risk” disclosure covers the risks of these types of events.

*  *  *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7141 if you wish to discuss this correspondence further.

Sincerely,

/s/ Antonio G. Fraone
Antonio G. Fraone

cc:	Jason K. Mitchell, Clearwater Management Co, Inc.

Stephanie A. Capistron, Dechert LLP